SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )

Under the Securities Exchange Act of 1934

Slam Corp
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G8210L105
(CUSIP Number)

July 10, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8210L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cowen and Company, LLC 38-3698933
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 719,553
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 719,553
	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by each Reporting Person 719,553
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 2.84%
12.	Type of Reporting Person (See Instructions) Passive Investor

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CUSIP No. G8210L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cowen Financial Products LLC 27-0423711
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 800,000
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 800,000
	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by each Reporting Person 800,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 3.16%
12.	Type of Reporting Person (See Instructions) Passive Investor

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CUSIP No. G8210L105.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Toronto Dominion Holdings (U.S.A.), Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,519,533
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 1,519,533
	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,519,533
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) CO

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CUSIP No. G8210L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TD Group US Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,519,533
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 1,519,533
	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,519,533
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 6.0%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. G8210L105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Toronto-Dominion Bank
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,598,999
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 1,598,999
	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,598,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A
11.	Percent of Class Represented by Amount in Row 9 6.2%
12.	Type of Reporting Person (See Instructions) BK

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ITEM 1:

(a)	Name of Issuer:

Slam Corp

(b)	Address of Issuer's Principal Executive Offices:

500 Fifth Ave. New York., NY 10110

ITEM 2:

(a)	Name of Person Filing:

This Statement is being filed on behalf of Cowen and Company, LLC ("Cowen"), a Delaware single member limited liability corporation, Cowen Financial Products LLC ("CFP"), a Delaware single member limited liability corporation, Toronto Dominion Holdings (U.S.A.), Inc. (“TDH”), a Delaware corporation, TD Group US Holdings LLC (“TD GUS”), a Delaware limited liability company, and The Toronto-Dominion Bank, a Canadian chartered bank (“TD” and, together with Cowen, CFP, TDH and TD GUS, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. Cowen is a registered Broker Dealer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of Cowen and Company, LLC and Cowen Financial Products LLC is 599 Lexington Ave., New York, NY 10022. The address of TDI’s principal office and TDH’s principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD GUS’ principal office is 251 Little Falls Drive, Wilmington, Delaware 19808. The address of TD’s principal office is Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K 1A2.

(c)	Citizenship:

Cowen and Company, LLC – USA Cowen Financial Products LLC – USA Toronto Dominion Holdings (U.S.A.), Inc.– USA TD Group US Holdings LLC – USA The Toronto-Dominion Bank – Canada

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

G8210L105

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ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)	Amount beneficially owned:
1,598,999 shares
(b)	Percent of class:
6.2%
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Cowen and Company, LLC : 719,553 Cowen Financial Products LLC : 800,000 The Toronto-Dominion Bank 79,446
(ii) Shared power to vote or to direct the vote: N/A
(iii) Sole power to dispose or to direct the disposition of: Cowen and Company, LLC : 719,553 Cowen Financial Products LLC : 800,000 The Toronto-Dominion Bank 79,446
(iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

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ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See item 2 above.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

ITEM 10:  CERTIFICATIONS.

(a)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cowen and Company, LLC

Dated: July 19, 2023	By:	/s/ John Holmes
Name: John Holmes
Title: Chief Operating Officer

Cowen Financial Products LLC

Dated: July 19, 2023	By:	/s/ John Holmes
Name: John Holmes
Title: Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

Dated: July 19, 2023	By:	/s/ Christina Petrou
Name: Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

Dated: July 19, 2023	By:	/s/ Ryan A. Barry
Name: Ryan A. Barry
Title: Head of Finance and Accounting

THE TORONTO-DOMINION BANK

Dated: July 19, 2023	By:	/s/ Christina Petrou
Name: Christina Petrou
Title: Vice President

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